June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
665	6/1/2018	485BXT	0001364089-18-000141
657	5/4/2018	485BXT	0001364089-18-000125
649	4/6/2018	485BXT	0001364089-18-000100
641	3/9/2018	485BXT	0001364089-18-000074
633	2/9/2018	485BXT	0001364089-18-000047
624	1/12/2018	485BXT	0001364089-18-000015
615	12/15/2017	485BXT	0001364089-17-000260
607	11/17/2017	485BXT	0001364089-17-000237
599	10/20/2017	485BXT	0001364089-17-000202
585	9/22/2017	485BXT	0001364089-17-000175
574	8/25/2017	485BXT	0001364089-17-000143
566	7/28/2017	485BXT	0001364089-17-000121
559	6/30/2017	485BXT	0001364089-17-000105
551	6/2/2017	485BXT	0001364089-17-000084
543	5/5/2017	485BXT	0001364089-17-000069
536	4/7/2017	485BXT	0001364089-17-000052
529	3/10/2017	485BXT	0001628280-17-002459
522	2/10/2017	485BXT	0001364089-17-000025
514	1/13/2017	485BXT	0001364089-17-000007
505	12/16/2016	485BXT	0001364089-16-000330
498	11/18/2016	485BXT	0001364089-16-000313

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
489	10/21/2016	485BXT	0001364089-16-000291
477	9/23/2016	485BXT	0001364089-16-000267
465	8/26/2016	485BXT	0001364089-16-000247
458	7/29/2016	485BXT	0001364089-16-000231
450	7/1/2016	485BXT	0001628280-16-017480
435	4/19/2016	485APOS	0001628280-16-014394

The Amendments relate to Guggenheim BulletShares 2026 High Yield Corporate Bond ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary